

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

John G. Holland
General Counsel
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

> **Re:** **Wesco Aircraft Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-173381**

Dear Mr. Holland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range,

maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3.   Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA indicating that FINRA has no objection to the underwriting arrangements.

4.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

5.   We note that you have not yet filed a number of exhibits, including the legality opinion. Please allow sufficient time for our review of these exhibits.

Table of Contents, page i

6.   We note your disclosure in the last two sentences of the disclaimer paragraph in bold type. Please confirm your understanding that you have an obligation to deliver a prospectus that contains accurate information regarding your business and financial condition. You may delete the last two sentences to remove any ambiguity.

Market and Industry Data, page ii

7.   Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing.

8.   Clarify the extent to which you are cautioning investors in their evaluation of this data or remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented here, it does not appear that the market data contributes to an informed investor understanding of the market for the company's products and services as of the time of their potential investments. Please assess your disclosure throughout the prospectus and revise as appropriate. Finally, with the exception of the report by Stax that you commissioned for use in connection with this offering, confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Prospectus Summary, page 1

Our Company, page 1

9.   Please revise the first sentence and throughout the prospectus to provide the basis or source of your statement that you are one of the world's largest distributors and providers of supply chain management services to the global aerospace industry.

10.   Please revise the first sentence to state that you are a holding company that conducts operations through your wholly-owned subsidiaries.

Industry Consolidation, page 2

11.   Please revise to state separately the percentage of sales that represents your share of the $6.1 billion C class aerospace parts market.

Our Competitive Strengths, page 2

Superior Purchasing Capabilities and Supplier Relationships, page 3

12.   We note your disclosure in the first full risk factor on page 13. Please revise your disclosure in this section to disclose that Precision Castparts Corp. and Alcoa Fastening Systems supplied 22% and 20% of the products you purchased, respectively.

Company History, page 5

13.   Please revise this section to disclose the corporate history of your primary domestic and primary foreign operating subsidiaries.

Summary Historical Financial Data, page 7

14.   We note from your presentation of Adjusted Net Income on page 8 that you do not exclude depreciation expense from your non-GAAP measure. Please amend your filing to clarify why it is useful to exclude intangible asset amortization but not fixed asset depreciation expense.

Risk Factors, page 10

15.   You are required to discuss the most significant factors that make the offering speculative or risky. See Item 503(c) of Regulation S-K. Please delete as inappropriate the portion of the last sentence of the introductory paragraph that states that additional unknown or immaterial risks may impair your business.

16.   Please review and revise your risk factor headings, as necessary, to clearly identify the risk and its impact on your company. For example, the first risk factor heading should also state that global financial markets have been extremely volatile and that a slowdown in economic recovery may adversely impact your business, financial condition and results of operation.

Management's Discussion and Analysis of Financial Condition . . . , page 34

17.   Please disclose the amount that you expect to recognize for stock compensation expense over the next 12 months. If immaterial, then so state. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

18.   You disclose on page 65 that sales of C class aerospace hardware represented approximately 80% of your fiscal 2010 product sales. Given the materiality of product sales to your results of operations and your disclosure on page 11 that you run the risk of not being able to pass along or otherwise recover unexpected increases in your product costs, please amend your gross profit discussion to address and quantify current and future trends in inventory costs. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Cost of Sales, page 38

19.   Please quantify each of the principal components of your cost of sales that you identify so investors can assess the materiality of each component.

Results of Operations, page 44

20.   Please expand your discussion of results of operations to quantify and discuss the underlying factors behind significant changes in your results. For example, you disclose on page 44 that JIT and ad hoc sales increases were primarily due to general growth across your customer base. Please amend your filing to identify and quantify the specific underlying reasons for the increase in sales. Furthermore, you disclose that ad hoc and LTA net sales decreased $0.2 million quarter over quarter with no analysis of the reasons for this change. Please amend your filing to disclose the contributing factors causing the decrease in ad hoc and LTA quarterly net sales. These are examples and are not intended to be a comprehensive list of areas for improvement. Please refer to Section 501.04 of the Financial Reporting Codification for guidance and revise your discussion as needed throughout.

Liquidity and Capital Resources, page 51

21.   Please revise your disclosure to discuss any material commitments for capital expenditures as of the end of the latest fiscal period and the general purpose of the commitments. See Item 303(a)(2)(i) of Regulation S-K.

Industry Overview, page 59

22.   We note that you provide 2009 figures and percentages when describing the global market for C class aerospace parts, the OEM market for C class aerospace parts, the market for military C class aerospace parts, the combined commercial and military MRO market and your market share of the C class aerospace parts market. Please revise your disclosure here and throughout the prospectus to also provide 2010 sales figures and percentages or tell us why you cannot provide this information.

Business, page 61

Our Services, page 66

Quality Assurance, page 66

23.   Please revise this section to state the basis for your claims that your quality assurance function and capabilities are "industry-leading." Also revise your disclosure in the first paragraph of the "Procurement" section on page 69 regarding your "industry-leading" operating margins and parts availability.

Customer Contracts, page 67

24.   Please revise this section to provide the information required by Item 101(c)(1)(viii) of Regulation S-K.

Ad Hoc Sales, page 68

25.   You disclose that under each of your sales arrangements you typically warrant that products you sell conform to the drawings and specifications that are in effect at the time of delivery in the applicable contract and that you will replace defective or non-conforming products for a period of time that varies from contract to contract. Please amend your filing to disclose whether you have an accrual for warranty expenses. If so, please provide a roll-forward for your warranty allowance. Furthermore, if you have warranty reserves for other sources of revenue please provide similar disclosure.

Compensation Discussion and Analysis, page 81

Annual Performance-Based Compensation for 2010, page 83

26.   Please revise the second full paragraph on page 84 to state why you use Bonus EBITDA and Bonus Cash Flow as the performance metrics and ensure that your disclosure conforms with the requirements of Instruction 5 to Item 402 of Regulation S-K.

27.   We note that the chart lists a performance metric as "Bonus Cash Flow From Operations" while you state the performance metric as simply "Bonus Cash Flow" in the second full paragraph of this section. Please revise your disclosure to make clear that the chart is referencing the same performance metric.

28.   We note your statement in the first full paragraph that the NEOs have target bonus amounts based upon a percentage of their base salaries ranging from 35% to 100%. The last paragraph indicates the bonus payment percentages for each NEO. Please revise this section to include the target bonus amounts for each NEO.

29.   Please disclose the pre-determined payout matrix referenced in the third paragraph on page 84 and provide an illustration of how actual payouts were derived through application of the matrix.

Discretionary Long-Term Equity Incentive Awards, page 85

30.   Please revise your disclosure to state your basis for allocating compensation to each form of award (restricted stock, restricted stock units and stock options). See Item 402(b)(2)(iii) of Regulation S-K.

Employment and Severance Arrangements, page 87

31.   Please revise the third paragraph to disclose the term of Mr. Hann's employment agreement. See Item 402(e)(1)(i) of Regulation S-K.

Director Compensation for 2010, page 92

32.   Please revise to disclose how you determined whether to pay the annual retainer in stock rather than in cash.

Certain Relationships and Related Party Transactions, page 97

33.   Please file the management agreement, the 2006 stockholders agreement and the amended 2007 stockholders agreement, and the operating lease agreements as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Delaware Takeover Statute, page 104

34.   Please revise to disclose how your decision not to be governed by Section 203 of the DGCL has an anti-takeover effect.

Relationship with Solebury Capital, LLC, page 117

35.   Please file the engagement agreement as an exhibit to the registration statement. Please also revise your disclosure to discuss the factors used to determine whether an incentive fee is awarded.

Where You Can Find More Information, page 118

36.   Your statements included in the prospectus, including any summaries of the contents of a contract filed as an exhibit to your registration statement, must be accurate and complete. Please delete the third sentence in the first paragraph as inappropriate.

Experts, page 118

37.   We note that Stax, Inc. prepared an independent report for your use in connection with this offering. Please identify Stax, Inc. as an expert in this section and re-file its consent to being named in this section or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Financial Statements, page F-2

38.   Please update your financial statements pursuant to Rule 3-12 Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Al Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Rachel W. Sheridan, Esq. (*via facsimile at* (202) 637-2201)
       Latham & Watkins LLP
       555 11th Street, NW
       Washington, DC 20004